

Mail Stop 4720

July 21, 2017

Zhou Xinming
Chief Executive Officer and Director
Hexindai Inc.
13th Floor, Block C, Shimao
No. 92 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China

> **Re: Hexindai Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 6, 2017**
> **CIK No. 0001702318**

Dear Mr. Zhou:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Corporate History and Structure

Our Relationship with Hexin Group, page 74

1. We note from your response to comment 6 that Hexin Group has been financed mainly through its owners' capital and operating cash flows. Given that Hexin Group provides referral services for no fee, please explain to us how Hexin Group generates positive operating cash flows. In addition, explain to us how Hexin Group has sufficient equity at risk. Refer to ASC 810-10-15-14(a) and 810-10-25-45 through 810-10-25-47.

2. As it relates to the initial capitalization and financing of Hexin Group's operations, we also note your disclosure on page 74 stating that the centralized treasury function was established before the Company was fully operational. Please provide clarity on the relevance of your statement that the centralized treasury function was established before the Company was fully operational, given your response stating that the funds were not used to finance operations.

3. We note your response to comment 6 stating that both Hexin Financial Information and Hexin Information (collectively "Hexin Group") engage in various financial advisory services. Please explain in more detail the activities of Hexin Group that most significantly affect its economic performance and provide us with financial information of Hexin Group for the most recent fiscal year that illustrates its economic performance. In this regard, we would like to understand the amount of financial advisory service income, interest income and income from fees paid by borrowers referred to the Company, as well as expenses incurred in generating referrals to the Company.

4. We note your disclosure on page 120 that over 90% of your borrowers were referred from Hexin Group in fiscal years 2015, 2016 and 2017 (e.g., there were 28,738 total borrowers at March 31, 2017), which is performed by an extensive on-the-ground sales network across 125 locations. You also state that Hexin Group assists you by conducting physical interviews, document collection and data processing. Given the apparent significance of this relationship to your operations, explain to us if these represent significant activities of Hexin Group. As part of your response, clarify the percentage, frequency and/or amount of borrowers that are referred by Hexin Group and rejected by the Company.

5. We note your response to comment 8 stating that Hexin E-Commerce does not have the power or authority to control or direct the majority of activities that most significantly impact the economic performance of Hexin Group in your analysis of the criteria in ASC 810-10-15-14(b)(1-3). In regard to these points, we note your disclosure on page 75 and under Section 3.2 of your Business Cooperation Agreement in Exhibit 10.1 that Hexin E-Commerce shall submit its request for borrowers on a monthly basis with related criteria, and in turn, Hexin Group shall direct all borrowers meeting that criteria to Hexin E-Commerce. Further, you state that Hexin Group should obtain the explicit consent of Hexin E-Commerce before Hexin Group pursues any business opportunity by offering loan services and/or products to any offline borrower. Lastly, you state on page 120 that only upon the successful facilitation and execution of a loan, the borrowers will enter into an agreement and pay a consultation services fee directly to Hexin Group. Please address the following:

    • Explain to us why you do not believe the performance of marketing activities on behalf of Hexin E-Commerce under the Business Cooperation Agreement does not represent an activity of Hexin Group that significantly impacts its economic performance that is directed by Hexin E-Commerce. Refer to ASC 810-10-15-14(b)(1).

- Given the requirement for Hexin Group to obtain Hexin E-commerce's explicit consent before Hexin Group pursues any business opportunity by offering loan services and/or products to any offline borrower, as well as the fact that Hexin Group does not receive a referral payment from the borrowers until successful facilitation and execution of a loan on your platform, explain to us why you do not believe these contractual rights and/or restrictions have a significant impact on Hexin Group's economic performance.

- We note in your response that you state the Arrangement with Hexin Group may be considered a variable interest under paragraph 55-37 of ASC 810. Please confirm whether you consider the arrangement to represent a variable interest and provide us with your analysis.

6.   We note that Hexin Group, an entity under common control, provides referral services to you for no fee. Please tell us how you considered the guidance in SAB Topic 5:T, which addresses situations in which a principal stockholder pays an expense for the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Loan facilitation revenue, page 84

7.   We note your response to bullets 4 and 5 of comment 12 highlighting an increasing trend of borrower preference for loan products of higher loan amounts, as well as other changes and trends in your loan portfolio. Please include disclosures concerning the changes and trends in your loan portfolio in regards to both the loan terms and amounts as outlined in your response.

Critical Accounting Policies, Judgments and Estimates

Cash incentive rewards program, page 89

8.   We note your response to comment 11 stating that you recognize a credit to cash when the Company grants the incentive because the Company deposits the funds into the investor's account. In addition, we also note that your response states there is no limitation on the period of time investors can use these incentives. Please confirm that you are physically transferring cash into the investor's account (rather than issuing a credit to an account) and clarify whether the investor can withdraw that physical cash from their account to use outside of your platform. Alternatively, explain to us how the Company restricts the investor from withdrawing the cash and using it outside of your

platform. Further, tell us if the Company has the ability to access or use any funds in an investor's account. Revise your disclosures to clarify these terms accordingly.

9.   Given the significance of your incentive and referral programs, please expand your disclosures to discuss what the typical periods and incentive requirements are. Also revise your disclosures to discuss each of the programs in regards to new investors and existing investors if there are differences. In addition to the typical programs you offer, please discuss any specific programs that you offered in the years you have reported that materially impacted your results of operations.

10.   We note your response to comment 11 stating that if the cash incentives provided to investors result in negative revenue on a cumulative basis, the amount of the shortfall will be characterized as an expense in accordance with ASC 605-50-45-9. In addition, we note that the cumulative cash incentives for the three years ended March 31, 2017, 2016 and 2015 appear to exceed the cumulative post-origination revenues earned from investors for the same periods, respectively, but are still reflected as a contra-revenue. Please clarify how your current presentation is consistent with your response.

11.   As it relates to the application of incentives by investors described in response to comment 11, please clarify whether cash incentives paid to the investor could only be used to offset the post-origination revenue, or could it also be used against loan principal or other items.

Results of Operations

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Cash Incentives, page 94

12.   We note that cash incentives increased from $0.8 million in 2016 to $1.6 million in 2017. You state that the amount of cash incentives lowered after the first year of operations. Revise your disclosures to describe why the cash incentives increased in the current year. Refer to Item 303(a)(3) of Regulation S-K.

Loan Performance Data

Delinquency Rates, page 99

13.   We note your response to comment 13 stating that you only consider the unpaid interest portion to be delinquent in your delinquency rate information. Please revise your delinquency rate table to include the total amount of the loan and related interest payment outstanding as delinquent. In addition, revise to include delinquency rate information for more than 89 days in this table as well.

14.   Revise your table on page 99 to quantify the total delinquent loan amounts in RMB and US $ for both your secured and credit loans.

15.   As it relates to the performance data of the loans offered on your platform, tell us how you consider extensions, renewals and modification of terms in regards to delinquencies. To the extent that they are material, please revise to disclose the frequency and amount of loans with modified terms.

16.   We note your response to comment 13 stating that you record post-origination revenue even when a loan is delinquent. Please tell us how you consider collectability reasonably assured in these instances.

M3+ Net Charge-Off Rates, page 100

17.   We note your table refers to the Total M3+ Net Charge-Off Rate as of September 30, 2016. Please update your as of the most recent period (i.e., March 31, 2017) or tell us why this is not applicable.

Business

Our Investors

VIP Investor Loyalty Program, page 122

18.   We note your response to comment 10 stating the different post-origination rates associated with each VIP level. Please revise your table on page 122 to disclose the rates or the range of rates each VIP level pays in post-origination service fees. Also, quantify the total loan amounts each VIP level participated in for each year.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Prepayments and Other Assets, page F-22

19.   We note in footnote (ii) to the table that you advanced certain loan amounts to investors prior to repayment. Please tell us how you accounted for the arrangement, including what journal entries were recorded at inception, over the term of the loan and at maturity. In addition, tell us how you recognized revenue under this agreement with reference to the related authoritative guidance.

Note 12 – Additional Paid-In Capital, page F-27

20.   We note your response to comment 27 stating that you have a service inception date, which precedes the grant date. However, you also state that the Company will start incurring share based compensation expense associated with these grants upon completion of an initial public offering. Since you have concluded that the service inception date precedes the grant date, please tell us why you do not believe you need to recognize share based compensation expense from the service inception date (i.e., April 1, 2016) under ASC 718-10-35-6 and ASC 718-10-55-12. As part of your response, quantify the amount of compensation expense that you would have recognized under the guidance referenced above.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

                                                Sincerely,

                                                /s/ Erin E. Martin

                                                Erin E. Martin
                                                Special Counsel
                                                Office of Financial Services

cc: Zhang Qisen (Johnson)
        Stephanie Tang, Esq.